                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 11)*
                                       of
                           Tweedy, Browne Company LLC


                    Under the Securities Exchange Act of 1934

                           SUN-TIMES MEDIA GROUP, INC.
                     (FORMERLY HOLLINGER INTERNATIONAL INC.)
                                (Name of Issuer)


                Class A - Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    86688Q100
                                 (CUSIP Number)


                              Christopher H. Browne
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 October 5, 2007

             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  86688Q100
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)(a)[   ]
                                                                        (b)[ x ]
--------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items (2)(d) or 2(e)                                                  [   ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              TBC has sole voting power with respect to
                              7,232,666 shares held in certain TBC accounts
                              (as hereinafter defined). Additionally, certain of
                              the members of TBC may be deemed to have sole
                              power to vote certain shares as more fully set
                              forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each
Reporting Person              0 shares
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              0 shares, except that certain of the members of
                              TBC may be deemed to have sole power to vote
                              certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              7,233,071 shares held in accounts of TBC (as
                              hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         7,233,071 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ x ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         11.08%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00
-----------------------------------------------------------------------------------

PRELIMINARY NOTE

         This Amendment No. 11 to a Statement on Schedule 13D (the "Amendment No. 11") is being filed by Tweedy, Browne Company LLC ("TBC"), which may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Class A - Common Stock of Sun-Times Media Group, Inc. ("formerly Hollinger International Inc.). This Amendment No. 11 amends an Amendment No. 10 to a Statement on Schedule 13D filed by TBC and dated August 31, 2007. However, the filing of this Amendment No. 11 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 11 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of Sun-Times Media Group, Inc. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 350 North Orleans Street, Floor 10 South, Chicago, Illinois 60654-1771.

         This Amendment No. 11 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC (the "TBC Accounts"), with respect to which TBC has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1, 2, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 11.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 7,233,071 shares of Common Stock (the "TBC Shares"). The aggregate cost of the TBC Shares, including brokerage commissions, was $81,763,541.92.

         The TBC Shares are held in the TBC Accounts, the funds therefore coming from the funds on hand in each individual managed account. In some instances, certain TBC accounts have access to funds that may come from standard margin account borrowings from brokerage accounts maintained at Bear, Stearns Securities Corp. To date, none of the TBC accounts have utilized margin account borrowings relating to their interest in the Common Stock. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Bear, Stearns Securities Corp. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 3 1/4% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

ITEM 4. PURPOSE OF TRANSACTION

         This serves to amend Item No. 4 of Amendment No. 10 to a Statement on
Schedule 13D dated August 31, 2007. By this amendment, TBC is disclosing that since the date of its last 13D filing, it has decreased its beneficial ownership by 1% or more as a result of sales which were effected on behalf of various client accounts in the routine course of TBC's management of these accounts. The percentage of Common Stock being reported herein is based on 65,263,369 shares outstanding as of July 31, 2007 and reported in the Company's Form 10Q filed with the SEC on August 9, 2007. From time to time, TBC may effect additional sales for its clients for a variety of reasons relating to the routine management of client accounts, including the relative concentration of the Common Stock in accounts, the relative attractiveness of other investments, client instructions and other factors.

         No amendment is being made relating to TBC's prior Schedule 13D filings with regard to matters which may cause or result in TBC having discussions with third parties, shareholders and management regarding one or more of the actions or transactions described in clause (a) through (j) of Item 4 of the Schedule 13D form.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 7,233,071 shares of Common Stock, which constitutes approximately 11.08% of the 65,263,369 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         TBC and its Members (as defined in Item 2 of a Statement on Schedule 13D filed by TBC dated May 19, 2003) disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 7,233,071 shares, which constitutes approximately 11.08% of the 65,263,369 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC, is 7,233,071 shares, which constitutes approximately 11.08% of the 65,263,369 shares of Common Stock outstanding.

         Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with TBC or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 7,233,071 shares of Common Stock held by the TBC Accounts and has shared power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 7,232,666 shares of Common Stock held in certain TBC Accounts.

                  Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) sole power to vote or direct the vote of 7,232,666 shares of Common Stock held in certain TBC Accounts.


         (c) Transactions in Common Stock effected by TBC since August 31, 2007, the date of the filing persons' last filing on Schedule 13D is set forth below:


TBC Accounts              No of shares sold          Price per share
09/20/07                      125,776                     $2.6474
09/21/07                      102,000                     $2.6021
09/24/07                       91,527                     $2.5083
09/25/07                       21,435                     $2.4702
09/26/07                       32,133                     $2.4864
09/27/07                       12,669                     $2.4586
10/03/07                       72,972                     $2.5553
10/04/07                       77,070                     $2.5001
10/05/07                       78,505                     $2.5322
10/08/07                       23,691                     $2.4688
10/09/07                      110,182                     $2.4262
10/10/07                       24,000                     $2.4346
10/11/07                       60,586                     $2.4669


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         (e) Not applicable.


                                    SIGNATURE


         Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 11 is true, complete and correct.

                                     TWEEDY, BROWNE COMPANY LLC


                                     By: /s/ Christopher H. Browne
                                         -------------------------
                                         Christopher H. Browne
                                         Member

Dated:  October 12, 2007